

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2012

Via E-Mail

Steve L. Camahort, Esq.
Shearman & Sterling LLP
Four Embarcadero Center, Suite 3800
San Francisco, CA 94111

> RE: **Onvia, Inc.**
> **Preliminary Proxy Statement filed by Symphony Technology Group, LLC,**
> **STG UGP, LLC, STG LLC GP, L.P., STG III, L.P., STG III-A, L.P.,**
> **Romesh Wadhwani, Tim Dowd, Connie Capone, and Anirudh Kulkarni**
> **Filed on April 10, 2012**
> **File No. 001-35164**

Dear Mr. Camahort:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Cover Letter

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:

    - That the company's board "has repeatedly refused to consider strategic alternatives as a means to create shareholder value." (cover letter)
    - That, in reference to your January 2011 and 2012 indications of interest, "Despite several attempts to constructively engage with Onvia's Board of Directors, STG did

not receive any response from Onvia" and that "STG did not hear back from Onvia's Board or management prior to" February 10, 2012. (Background to the Solicitation)

2.   Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally the factual foundation for such assertions. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Your disclosure that your nominees, if elected, will work constructively with the other members of the Onvia Board to ensure that the interests of *all* Onvia stockholders are protected" (emphasis added) appears to suggest that the current board is not protecting the interests of all security holders, in violation of its fiduciary duties. We also note your disclosure, under the caption "We Believe Our Nominees Will Act In The Interest Of Maximizing Stockholder Value" (page 4), that you believe the current board to be "insular and not receptive to stockholders." Please provide us supplementally the factual foundation for the foregoing statement.

Background to the Solicitation, page 2

3.   Please update this section to describe any communications with the company after February 22, 2012.

Reasons for Our Solicitation, page 3

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please characterize the first sentence under the caption "We Are Concerned With Onvia's Current Operating Performance" as your opinion or belief, if true.

5.   Please expand the following disclosure to explain the reasons for your assertions:
   - That you "believe the Onvia turnaround plan faces significant product and technology risk, sales and marketing execution risk, organizational/staffing risk and business model risk." (under the caption "We Are Concerned With The Execution Risks Inherent In Onvia's Turnaround Plan")
   - That you "do not believe that the Onvia Board is open to the possibility that the risks of continued poor execution will further destroy stockholder value." (under the caption "We Are Concerned With The Onvia Board's Lack Of Willingness To Consider Strategic Alternatives")

6.   Please provide support for your assertion, under the caption "We Believe Our Nominees Will Act In The Interest Of Maximizing Stockholder Value," that the company is experiencing a loss of key employees and customers.

Proposal No. 2. Ratification of the Onvia, Inc. Section 382 Tax Benefits Preservation Plan, page 6

7.   Please expand this section to describe the reasons you believe the rights plan has detrimental effects.

Voting and Proxy Procedures – Solicitation of Proxies, page 7

8.   Please provide the disclosure required by Item 4(b)(4) and (5) of Schedule 14A.

9.   We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person or by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

10.   If you do solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Incorporation by Reference, page 9

11.   You are required to provide information that will be contained in the company's proxy statement for the annual meeting unless it is your intent to rely on Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose this fact. Also, please be advised that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Form of Proxy Card

12.   Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

13.   Please revise the presentation of proposal 2 to clarify that it is the company's proposal. See Rule 14a-4(a)(3).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each participant

Steve L. Camahort, Esq.
Shearman & Sterling LLP
April 16, 2012
Page 4

acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions